July 8, 2011

Mr. H. Christopher Owings

Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.Washington, D. C.  20549

Re:

SECURE NetCheckIn Inc.

Fourth Amended Registration Statement on Form S-1

Filed July 7, 2011

File No. 333-173172

Dear Mr. Owings:

This letter is in response to your comment letter dated July 6, 2011 to Brandi L. DeFoor, President and CEO of SECURE NetCheckIn Inc. (the “Company”) regarding the Company’s Amendment No. 3 to S-1 filed June 20, 2011. The Registration Statement on Amendment No. 4 to Form S-1 (the “Registration Statement”) has been filed electronically on EDGAR, on the date of this letter, along with this letter.  These revisions incorporate the changes made in response to your comments which are itemized below.

Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 5

1.

The Company has corrected the disclosures on pages 8, 14 and 30 to reflect that they anticipate to begin generating revenues in the third quarter of 2011.

Item 4. Use of Proceeds, page 14

2.

The Company has revised the disclosures under the heading “Research and Development” to:

•

Modify the table under (a)(ii) for the mid-range offering to reflect the correct mathematical total; and

•

Modify the table under (a)(iii) for the Min and Mid Offering Upgrades is consistent with the revised amount in table (a)(ii); and

•

SECURE NetCheckIn Inc.

July 7, 2011

Revised disclosures under Startup and Plan of Operation on page 26 to be consistent with the revised information now given under Use of Proceeds.

Item 6. Dilution, page 18

3.

The Company has revised this information to reflect its most recent balance sheet of April 30, 2011.  Further, the disclosure was revised to include:

•

the net tangible book value before and after the offering under each scenario; and

•

the amount of the increase in the net tangible book value per share attributable to cash payments made by purchasers under each offering scenario; and

•

the amount of the immediate dilution from the public offering to be absorbed by the purchasers under each offering scenario.

4.

The Company has recalculated the relative percentages presented for the outstanding shares held by consideration paid by the existing shareholders and the new investors, and has revised accordingly.

Dealer Prospectus Delivery Obligation, pag 33

5.

We have revised our filing to conform to your requests in comment five of your letter dated June 16, 2011.

SECURE NetCheckIn Inc.

July 7, 2011

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated July 6, 2011.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Sheila L. Seck

Sheila L. Seck

sseck@seckassociates.com

Direct 913.515.9296

Cc:

Brandi DeFoor, via email

SECURE NetCheckIn Inc.

SECURE NetCheckIn Inc.

July 7, 2011